OGDEN'S OWN DISTILLERY, INC.
AMENDED AND RESTATED
SHAREHOLDERS AGREEMENT

This Amended and Restated Shareholders Agreement (the "Agreement") is entered into effective as of March 15, 2019 (the "Effective Date"), by and among Ogden's Own Distillery, Inc., a Utah corporation (the "Corporation"), the current shareholders of the Corporation listed on Exhibit A attached hereto and by this reference incorporated herein (each, a "Principal Shareholder" and, collectively, the "Principal Shareholders"), and each investor or other person or entity who after the Effective Date acquires shares of Common Stock (as defined below) and agrees to become a party to, and be bound by, this Agreement (each, a "Future Shareholder" and, collectively, the "Future Shareholders") pursuant to a Joinder Agreement in the form set forth on Exhibit B attached hereto and by this reference incorporated herein (the "Joinder Agreement") or a Statement of Acceptance in the form set forth on Exhibit C attached hereto and by this reference incorporated herein (the "Statement of Acceptance"). The Principal Shareholders and the Future Shareholders are each referred to herein as a "Shareholder" and, collectively, as the "Shareholders."

RECITALS

A.   The Principal Shareholders own beneficially and of record a total of 1,780,000 shares of the common stock of the Corporation, $.001 par value per share (the "Common Stock"), as set forth on Exhibit A, constituting all of the outstanding shares of the Common Stock as of the Effective Date.

B.   The Shareholders acknowledge that the Articles of Incorporation of the Corporation authorize the Corporation to issue up to a total of 100,000,000 shares of Common Stock and up to a total of 10,000,000 shares of preferred stock of the Corporation, $.001 par value per share (the "Preferred Stock"); and that as of the Effective Date, no shares of Preferred Stock are outstanding.

C.   The Corporation is seeking to raise up to $1,900,009.60 by offering and selling up to an aggregate of 169,040 shares of Common Stock at a price of $11.24 per share in two combined but separate offerings, including a Regulation Crowdfunding offering and a Regulation D, Rule 506(c) offering (collectively, the "Current Offerings").

D.   The Corporation and the Principal Shareholders have previously entered into a Shareholders Agreement dated as of February 20, 2019, which agreement they desire to amend and restate pursuant to the terms and conditions of this Agreement which shall replace, in its entirety, such prior agreement.

E.   The Corporation and the Shareholders (including those Future Shareholders who are investors purchasing shares of Common Stock in the Current Offerings) desire to enter into this Agreement to set forth their understanding and agreement as to the shares of Common Stock held by the Shareholders, including the adoption of certain restrictions and terms as set forth herein.

E.   The Corporation and the Shareholders acknowledge and agree that this Agreement is in the best interests of the Corporation and each Shareholder, and that this Agreement is fair to each of the Shareholders.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Restrictions on Transfer.

(a)   Required Corporate Consent; Exceptions. No Shareholder shall sell, assign, pledge, encumber, hypothecate or otherwise transfer any of its shares of Common Stock, whether now owned or hereafter acquired (the "Shares"), or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, without the prior written consent of the Corporation, except for Permitted Transfers (as defined below) and as specifically otherwise permitted by this Agreement.

(b)   Permitted Transfers. The restrictions in Section 1(a) shall not apply to a Permitted Transfer of Shares by a Shareholder. For purposes of this Agreement, the term "Permitted Transfer" shall mean a transfer of Shares (i) not involving a change in beneficial ownership, or (ii) in one or more transactions without consideration by any Shareholder to (A) a parent, subsidiary or other affiliate of such Shareholder that is an entity, (B) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners of such Shareholder that is an entity, (C) to such Shareholder's spouse, ex-spouse, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder who is an individual, (D) to a trust, limited liability company or partnership established for the benefit of such Shareholder or for the benefit of persons identified in the foregoing clause (C) with respect to such Shareholder who is an individual, or (E) to heirs or a Shareholder pursuant to a will or the laws of intestate succession; provided, in each case, that the Shareholder (or its personal representative, as applicable) shall give written notice to the Corporation of such Shareholder's intention to effect such transfer and shall have furnished the Corporation with a reasonably detailed description of the manner and circumstances of the proposed transfer. Notwithstanding the above, each transferee receiving Shares in a Permitted Transfer must execute and deliver to the Corporation a Statement of Acceptance at the time of transfer of the Shares and otherwise comply with the provisions of this Agreement, including, without limitation, the requirements of Section 4 and Section 5 hereof.

(c)   Unauthorized Transfers. Any purported transfer in violation of any provision of this Agreement shall be void and shall not operate to transfer any interest in or title to the purported transferee of any Shares.

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2.   Lock-Up Periods.

(a)   Principal Shareholders. For a period commencing on the Effective Date and ending six (6) months after the consummation or termination of the Current Offerings, no Principal Shareholder may (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any Shares or any securities convertible into, exercisable for, or exchangeable for Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

(b)   All Shareholders. For a period commencing on the date the Corporation undertakes (i) a private placement under Regulation D of the Securities Act of 1933 Act, as amended (the "1933 Act"), other than the private placement included in the Current Offerings, (ii) an offering under Regulation Crowdfunding of the 1933 Act, other than the one included in the Current Offerings, and/or (iii) an initial public offering pursuant to a registration statement filed under the 1933 Act (collectively, items (i), (ii) and (iii), a "Future Offering"), and ending six (6) months after the consummation or termination of such Future Offering, no Shareholder may (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any Shares or any securities convertible into, exercisable for, or exchangeable for Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

3.   Voluntary Transfer and Rights of First Refusal. A Shareholder may sell or assign any or all of its Shares as follows:

(a)   Offer Receipt and Notice. If a Shareholder receives a bona fide offer from a third-party person or entity to purchase Shares held by such Shareholder, the transferring Shareholder shall give written notice of the proposed sale and transfer to the Corporation, including the following information: (i) the price of the proposed transfer, (ii) all other terms and conditions of the proposed transfer, (iii) the identity and contact information of the proposed purchaser and such transferring Shareholder, (iv) confirmation that the proposed purchaser has received a copy of the transfer restrictions contained in this Agreement, and (v) all other information reasonably requested by the Corporation. The Corporation shall then provide a copy of such notice and information to the Principal Shareholders within twenty (20) days after receipt thereof.

(b)   Rights of the Corporation. The Corporation shall have the option to purchase all or any part of the Shares proposed to be offered or transferred by the transferring Shareholder (the "Offered Shares") at a price per share equal to the same per share price and other terms and conditions offered to the transferring Shareholder. The option must be exercised, if at all, within sixty (60) days after the Corporation receives the transferring Shareholder's notice and information pursuant to Section 3(a). The Corporation may exercise the option by giving written notice to the transferring Shareholder and all of the Principal Shareholders.

(c)   Rights of the Principal Shareholders. If the Corporation does not elect to purchase all of the Offered Shares, each Principal Shareholder, together with the other Principal Shareholders, shall have the option to purchase all or any part of the remaining Offered Shares at a price per share equal to the same per share price and other terms and conditions offered to the transferring Shareholder. If a Principal Shareholder intends to exercise this option, it must provide written notice within thirty (30) days after the expiration of the Corporation's option period to the transferring Shareholder, the Corporation and all of the other Principal Shareholders of its intention to purchase some or all of the remaining Offered Shares (a "Purchasing Principal Shareholder"). Each Purchasing Principal Shareholder shall have the right to purchase any and all remaining Offered Shares in the same proportion as the number of Shares owned by such Purchasing Principal Shareholder bears to the total number of Shares owned by all Purchasing Principal Shareholders, or as the Purchasing Principal Shareholders may otherwise agree. The Purchasing Principal Shareholder's option must be exercised, if at all, within sixty (60) days after the expiration of the Corporation's option period.

(d)   Terms of Purchase. If the Corporation or any Principal Shareholder(s) elect to purchase all or a portion of the Offered Shares under this Section 3, they shall deliver to the transferring Shareholder the total purchase price upon the same terms and conditions offered to the transferring Shareholder.

(e)   Sale by Transferring Shareholder. If the Corporation or any Principal Shareholder(s) do not elect to purchase all of the Offered Shares under this Section 3, then the remaining Offered Shares may be sold by the transferring Shareholder at any time within ninety (90) days after the expiration of the purchase rights of the Corporation and the Principal Shareholders hereunder. Any such sale shall be to the proposed purchaser and shall be on the same terms and conditions as specified in the notice of proposed transfer. Any Offered Shares not sold within such ninety (90) day period shall continue to be subject to the requirements of this Section 3.

(f)   Conflicting Provisions. In the event there is any conflict or inconsistency between the provisions of this Section 3 and Section 7 (drag-along rights) or between the provisions of this Section 3 and Section 8 (tag-along rights) or the priority of the rights and obligations of the parties with respect thereto, the provisions of this Section 3 will have priority, supersede and control over the provisions of Section 7 and the provisions of Section 8.

4.   Requirements of Transferee. Prior to the Permitted Transfer to any third party of any Shares subject to this Agreement, the transferor and the Corporation shall ensure as a condition of the transfer, that the transferee is bound by this Agreement, as it may then be amended. The transferee shall be required to execute the Statement of Acceptance and shall deliver such Statement of Acceptance to the Corporation together with any information that reasonably may be requested by the Corporation and its counsel. As a condition of the transfer, the transferor and/or transferee shall pay any and all reasonable filing and recording fees, legal fees, accounting fees and other charges and fees incurred by the Corporation in connection with the transfer.   No attempted sale, assignment or other transfer shall be effective until all

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requirements of this Agreement have been satisfied.

5.   Compliance with Securities Laws.   No Shares may be sold, pledged, hypothecated, or otherwise transferred except in compliance with the registration requirements of the 1933 Act and applicable state securities laws or applicable exemptions from registration under those laws. The Corporation may require an opinion of counsel reasonably acceptable to the Corporation that the proposed transfer would constitute a transaction that is exempt from the registration requirements of applicable federal and state securities laws. All reasonable costs of complying with the requirements of this Section 5, including the costs of a review of the matter by counsel for the Corporation, shall be borne by the transferor and/or transferee.

6.   Limitations on the Corporation's Ability to Purchase. If the Corporation elects to purchase Shares hereunder and, as a consequence thereof, is afterwards obligated to purchase Shares but is not then legally permitted under applicable corporate or other law to purchase all of the Shares, the remaining Shareholders shall take such action as may be reasonably necessary to maximize the number of Shares that the Corporation may purchase. The remaining Shareholders may purchase any Shares not purchased by the Corporation on the same terms and conditions applicable to the Corporation, with each Shareholder having the right to purchase the Shares in the same proportion as the number of Shares owned by the purchasing Shareholder bears to the total number of Shares held by all of the purchasing Shareholders, or as the purchasing Shareholders may otherwise agree.

7.   Drag-along Rights.

(a)   Participation. If at any time, two or more Shareholders who hold no less than 51% of the outstanding Common Stock of the Corporation (the "Selling Shareholders"), receive a bona fide offer from an independent third party (the "Independent Purchaser") to purchase in one transaction, or a series of related transactions, all of the outstanding Common Stock (a "Drag-along Sale"), the Selling Shareholders shall have the right to require that each other Shareholder (each, a "Drag-along Shareholder") participates in such sale in the manner set forth in this Section 7. If the Drag-along Sale is structured as a merger, consolidation or similar business combination, or would result in a Change of Control (as defined below) of the Corporation, each Drag-along Shareholder shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights. For purposes of this Section 7, "Change of Control" means (i) the sale of all or substantially all of the assets of the Corporation to an unaffiliated third party, (ii) a sale resulting in more than 50% of the Common Stock of the Corporation being held by an unaffiliated third party, or (iii) a merger, consolidation, recapitalization or reorganization of the Corporation with or into an unaffiliated third party, if and only if such event listed in clause (iii) above results in the inability of the Shareholders to designate or elect a majority of the Board (or the Board of the resulting entity or its parent company).

(b)   Sale Notice. The Selling Shareholders shall exercise their rights pursuant to this Section 7 by delivering a written notice (the "Drag-along Notice") to the Corporation and each Drag-along Shareholder no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along

Sale. The Drag-along Notice shall make reference to the Selling Shareholders' rights and obligations hereunder and shall describe in reasonable detail:

(i)   the name of the person or entity to whom the Shares of Common Stock are proposed to be sold;

(ii)   the proposed date, time and location of the closing of the Drag-along Sale;

(iii)   the per share purchase price and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   Shares to be Sold. Subject to Section 7(d), each Drag-along Shareholder shall sell in the Drag-along Sale all of the Shares of Common Stock held by such Drag-along Shareholder. Each Shareholder holding stock other than Common Stock shall convert such stock into Common Stock immediately prior to such sale.

(d)   Conditions of Sale. The consideration to be received by a Drag-along Shareholder shall be the same form and amount of consideration per share of Common Stock to be received by the Selling Shareholders (or, if the Selling Shareholders are given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Selling Shareholders sell their Common Stock. Each Drag-along Shareholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Shareholders make or provide in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Shareholders, the Drag-along Shareholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, indemnities and agreements shall be made by the Selling Shareholders and each Drag-along Shareholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Shareholders and each Drag-along Shareholder, in each case in an amount not to exceed the aggregate proceeds received by the Selling Shareholders and each such Drag-along Shareholder in connection with the Drag-along Sale.

(e)   Expenses. The fees and expenses of the Selling Shareholders incurred in connection with a Drag-along Sale and for the benefit of all Shareholders (it being understood that costs incurred by or on behalf of a Selling Shareholder for its sole benefit will not be considered to be for the benefit of all Shareholders), to the extent not paid or reimbursed by the Corporation or the Independent Purchaser, shall be shared by all the participating Shareholders on a pro rata basis, based on the consideration received by each Shareholder; provided, that no

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Shareholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f)   Cooperation. Each Shareholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into, and the certificates and instruments being delivered, by the Selling Shareholders.

(g)   Consummation of the Sale. The Selling Shareholders shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 90-day period may be extended for a reasonable time not to exceed one hundred twenty (120) days to the extent reasonably necessary to obtain any regulatory approvals). If at the end of such period, the Selling Shareholders have not completed the Drag-along Sale, the Selling Shareholders may not then effect a transaction subject to this Section 7 without again fully complying with the provisions of this Section 7.

8.   Tag-along Rights.

(a)   Participation. If at any time, the Selling Shareholders propose to sell any Shares of their Common Stock to an independent third party (the "Proposed Transferee") and the Selling Shareholders cannot or have not elected to exercise their drag-along rights set forth in Section 7, each other Shareholder (each, a "Tag-along Shareholder") shall be permitted to participate in such sale (a "Tag-along Sale") on the terms and conditions set forth in this Section 8.

(b)   Sale Notice. Prior to the consummation of a sale described in Section 8(a), the Selling Shareholders shall deliver to the Corporation and each other Shareholder a written notice (a "Sale Notice") of the proposed sale subject to this Section 8 no more than ten (10) days after the execution and delivery by all the parties thereto of the definitive agreement entered into with respect to the Tag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of the Tag-along Sale. The Tag-along Notice (as defined below) shall make reference to the Tag-along Shareholders' rights hereunder and shall describe in reasonable detail:

(i)   the number of Shares of Common Stock to be sold by the Selling Shareholders;

(ii)   the name of the Proposed Transferee;

(iii)   the per share purchase price and the other material terms and conditions of the sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof;

(iv)   the proposed date, time and location of the closing of the sale; and

(v)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   <u>Shares to be Sold</u>.

(i)   Each Tag-along Shareholder shall exercise its right to participate in a sale of Common Stock by the Selling Shareholders subject to this <u>Section 8</u> by delivering to the Selling Shareholders a written notice (a "<u>Tag-along Notice</u>") stating its election to do so and specifying the number of Shares of Common Stock to be sold by such Tag-along Shareholder no later than twenty (20) days after receipt of the Sale Notice (the "<u>Tag-along Period</u>"). The offer of each Tag-along Shareholder set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Shareholder shall be bound and obligated to sell in the proposed sale on the terms and conditions set forth in this <u>Section 8</u>. Each Tag-along Shareholder shall have the right to sell in a sale subject to this <u>Section 8</u> the number of Shares of Common Stock equal to the product obtained by multiplying (x) the number of Shares of Common Stock held by the Tag-along Shareholder by (y) a fraction (A) the numerator of which is equal to the number of Shares of Common Stock the Selling Shareholders propose to sell or transfer to the Proposed Transferee and (B) denominator of which is equal to the number of Shares of Common Stock then owned by such Selling Shareholders.

(ii)   The Selling Shareholders shall use their reasonable efforts to include in the proposed sale to the Proposed Transferee all of the Shares of Common Stock that the Tag-along Shareholders have requested to have included pursuant to the applicable Tag-along Notices, it being understood that the Proposed Transferee shall not be required to purchase Shares of Common Stock in excess of the number set forth in the Sale Notice. In the event the Proposed Transferee elects to purchase less than all of the Shares of Common Stock sought to be sold by the Tag-along Shareholders, the number of Shares to be sold to the Proposed Transferee by the Selling Shareholders and each Tag-along Shareholder shall be reduced so that each such Shareholder is entitled to sell its current pro rata ownership percentage of the number of Shares of Common Stock the Proposed Transferee elects to purchase (which in no event may be less than the number of Shares of Common Stock set forth in the Sale Notice).

(iii)   Each Tag-along Shareholder who does not deliver a Tag-along Notice in compliance with <u>Section 8(c)(i)</u> above shall be deemed to have waived all of such Tag-along Shareholder's rights to participate in such sale, and the Selling Shareholders shall (subject to the rights of any participating Tag-along Shareholder) thereafter be free to sell to the Proposed Transferee their Shares of Common Stock at a per share price that is no greater than the per share price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Selling Shareholders than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Shareholders.

(d)   <u>Consideration</u>. Each Shareholder participating in a sale pursuant to this <u>Section 8</u> shall receive the same consideration per share after deduction of such Shareholder's proportionate share of the related expenses in accordance with <u>Section 8(f)</u> below.

(e)   <u>Conditions of Sale</u>. Each Tag-along Shareholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling

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Shareholders make or provide in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Shareholders, the Tag-along Shareholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, indemnities and agreements shall be made by the Selling Shareholders and each Tag-along Shareholder severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties that do not relate to such Tag-along Shareholder shall be in an amount not to exceed the aggregate proceeds received by such Tag-along Shareholder in connection with any sale consummated pursuant to this Section 8.

(f)   Expenses. The fees and expenses of the Selling Shareholders incurred in connection with a sale under this Section 8 and for the benefit of all Shareholders (it being understood that costs incurred by or on behalf of a Selling Shareholder for its sole benefit will not be considered to be for the benefit of all Shareholders), to the extent not paid or reimbursed by the Corporation or the Proposed Transferee, shall be shared by all the participating Shareholders on a pro rata basis, based on the consideration received by each Shareholder; provided, that no Shareholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transaction consummated pursuant to this Section 8.

(g)   Cooperation. Each Shareholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into, and the certificates and instruments being delivered, by the Selling Shareholders.

(h)   Deadline for Completion of Sale. The Selling Shareholders shall have ninety (90) days following the expiration of the Tag-along Period in which to sell the Shares of Common Stock described in the Sale Notice, on terms not more favorable to the Selling Shareholders than those set forth in the Sale Notice (which such 90-day period may be extended for a reasonable time not to exceed one hundred twenty (120) days to the extent reasonably necessary to obtain any regulatory approvals). If at the end of such period, the Selling Shareholders have not completed such sale, the Selling Shareholders may not then effect a sale of Common Stock subject to this Section 8 without again fully complying with the provisions of this Section 8.

(i)   Sales in Violation of the Tag-along Right. If a Selling Shareholder sells or otherwise transfers to the Proposed Transferee any of its Shares of Common Stock in breach of this Section 8, then each Tag-along Shareholder shall have the right to sell to the Selling Shareholder, and the Selling Shareholder undertakes to purchase from each Tag-along Shareholder, the number of Shares of Common Stock that such Tag-along Shareholder would have had the right to sell to the Proposed Transferee pursuant to this Section 8, for a per share amount and form of consideration and upon the term and conditions on which the Proposed Transferee bought such Common Stock from the Selling Shareholder, but without indemnity being granted by any Tag-along Shareholder to the Selling Shareholder; provided, that nothing contained in this Section 8 shall preclude any Shareholder from seeking alternative remedies

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against such Selling Shareholder as a result of its breach of this <u>Section 8</u>. Each such Selling Shareholder shall also reimburse each Tag-along Shareholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Shareholder's rights under this <u>Section 8(i)</u>.

9.   <u>Book-Entry System for Shares</u>.   The Corporation shall not issue to the Shareholders stock certificates representing Shares of the Common Stock. In lieu thereof, the Corporation shall make or cause to be made appropriate entries reflecting the record ownership of the Shares held by the Shareholders in its stock records consisting of a digital book-entry system to be maintained by the Corporation or a duly authorized stock registrar and transfer agent to be selected by the Corporation.

10.   <u>Notice of Restrictions</u>. Each Shareholder acknowledges and agrees as follows:

THE SECURITIES COVERED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE 1933 ACT. EACH SHAREHOLDER, BY ACCEPTING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (C) IF APPLICABLE, IN ACCORDANCE WITH RULE 501 OF REGULATION CROWDFUNDING UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (D) IN ACCORDANCE WITH RULE 144 UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN ACCORDANCE WITH ANY OTHER EXEMPTION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS UPON THE DELIVERY OF A LEGAL OPINION, REASONABLY SATISFACTORY TO THE CORPORATION, TO THE FOREGOING EFFECT. IN ADDITION, ALL SHARES OF COMMON STOCK ARE SUBJECT TO THE TRANSFER AND OTHER RESTRICTIONS SET FORTH IN THIS AGREEMENT. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF ANY SHARES OF COMMON STOCK MAY BE MADE EXCEPT IN ACCORDANCE HEREWITH.

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11.   Issuance of Additional Shares. The Shareholders acknowledge and agree that (a) the Corporation is entitled to sell and issue shares of Common Stock and Preferred Stock at any time and from time to time, in one or more series or transactions (including in connection with the Current Offerings), pursuant to such terms and conditions and under such circumstances as the Board shall determine, in its sole discretion; and (b) any purchasers of such shares of Common Stock or Preferred Stock, other than purchasers in the Current Offerings, may not be required to enter into this Agreement as shareholders of the Corporation as determined by the Board, in its sole discretion.

12.   Corporate Information and Confidentiality. The Corporation shall furnish or make available to each Shareholder any reports, financial statements and other information regarding the Corporation as may be required under applicable federal and state securities laws. Each Shareholder agrees that all such reports, financial statements and other information are confidential and proprietary and shall be held in strict confidence for its investment use only. Each Shareholder will not reproduce, disclose or disseminate any such reports, financial statements or other information to any other person or entity (other than its agents having a need to know the contents thereof and its counsel). Without limiting the foregoing, each Shareholder hereby further agrees that the Corporation shall not be required to comply with any information or inspection rights in respect of any Shareholder whom the Corporation reasonably believes is or may be a competitor of the Corporation or an officer, director, manager, employee, representative, agent, contractor or holder (either directly or indirectly) of any equity securities of such a competitor.

13.   Termination. This Agreement shall terminate upon the occurrence of any of the following events:

(a)   The adjudication of bankruptcy of the Corporation;

(b)   The dissolution of the Corporation by resolution or by judicial decree;

(c)   The voluntary agreement of the Corporation and the Shareholders who own, in the aggregate, sixty-six percent (66%) or more of the Corporation's outstanding Common Stock;

(d)   An initial public offering by the Corporation under the 1933 Act; or

(e)   A Change of Control of the Corporation;

provided, however, that any ongoing payment obligations arising hereunder shall survive termination if this Agreement is terminated upon any such event.

14. <u>No Compensation or Employment Rights</u>. This Agreement does not entitle any Shareholder to any salary, wage, bonus, fee or other compensation whether as an employee, director, advisor or otherwise. All salary, bonus, fee or other compensation decisions shall be subject to the sole discretion and action of the Board. Each Shareholder who is or may be employed or retained by the Corporation hereby acknowledges and agrees that any such employment or retainer by the Corporation will be on an "at will" basis, which means that the Corporation may terminate a Shareholder's employment or engagement at any time, with or without cause, and with or without prior notice.

15. <u>Entire Agreement</u>. This Agreement, together with any attachments and exhibits specifically referenced herein, constitutes the complete and exclusive statement of the agreement and understanding between the parties with respect to the subject matter hereof, which supersedes and merges any and all previous and contemporaneous understandings, negotiations, proposals, agreements, and representations, whether oral or written, relating to matters contemplated by this Agreement.

16. <u>Amendment and Modification</u>. No supplement, modification, or amendment of this Agreement shall be binding unless it is expressed in a writing and signed by the Corporation and Shareholders who own, in the aggregate, sixty-six percent (66%) or more of the Corporation's outstanding Common Stock.

17. <u>Waiver</u>. The failure of any party to insist on any occasion upon strict adherence to any provision of this Agreement shall not be considered a waiver of any of its rights or remedies, nor shall it relieve any other party from performing any subsequent obligation strictly in accordance with the terms of this Agreement. No waiver shall be effective unless it is in writing and signed by the party against whom enforcement is sought. The waiver shall be limited to provisions of this Agreement specifically referred to therein and shall not be deemed a waiver of any other provision. No waiver shall constitute a continuing waiver unless the writing states otherwise.

18. <u>Parties in Interest</u>. All of the parties to this Agreement other than the Corporation are shareholders of the Corporation. If any party to this Agreement ceases for any reason to be a shareholder, it shall cease to be a party to this Agreement and shall have no rights hereunder except as specifically contemplated herein.

19. <u>Successors and Assigns</u>. This Agreement shall inure to the benefit of, and shall be binding upon, the respective heirs, legal representatives, successors, and permitted assigns of each of the parties hereto.

20. <u>Assignment</u>. This Agreement may not be assigned by any party, except that the Corporation may assign this Agreement if it obtains the written consent of Shareholders who own, in the aggregate, a majority of the outstanding Common Stock. Any attempted assignment in violation of this provision shall be void and shall be deemed a breach of this Agreement.

21. <u>Section Headings</u>. The section and paragraph headings in this Agreement are included for convenience only and shall not be deemed to limit or otherwise affect the interpretation of any of its provisions.

SLC_4032820.6

22.   Further Assurances. Each Shareholder agrees to perform any further acts and assurances and to execute and deliver any additional documents that may be reasonably necessary to carry out the provisions and intents of this Agreement.

23.   Notices. Any notice required hereunder shall be deemed to have been validly given, if sent by certified mail, return receipt requested, postage prepaid, by guaranteed overnight delivery, or by email, which shall be addressed, in the case of the Corporation, to its President and Chief Executive Officer, and in the case of any Shareholder, to its address or email address appearing on the stock records of the Corporation, or to such other address as may be designated in writing by the Shareholder and delivered to the Secretary of the Corporation.

24.   Share Ownership. Each Shareholder hereby acknowledges, confirms and agrees, for the benefit of the Corporation and each other Shareholder, that such Shareholder (a) if a Principal Shareholder, is the beneficial and record owner of the Shares as set forth for such Principal Shareholder on the attached Exhibit A; (b) if not a Principal Shareholder, is the beneficial and record owner of the Shares as set forth for such Shareholder on the stock records of the Corporation; and (c) except for the foregoing, does not own, directly or indirectly, any Shares of the Common Stock, options or other securities convertible into or exchangeable for securities of the Corporation, warrants and/or any other rights or claims, whether by promise, contract, arrangement or otherwise, to acquire any Shares of the Common Stock or other securities of the Corporation, whether from the Corporation or any other person or entity.

25.   Attorneys' Fees. If any suit or other action is brought with respect to the interpretation, breach or enforcement of this Agreement, the prevailing party shall be entitled to receive, among other remedies, reimbursement for its costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorneys' fees and costs, and all other court, litigation, expert witness and related costs.

26.   Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision as were reasonably intended hereby. The balance of this Agreement shall be enforceable in accordance with its terms.

27.   Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, without regard to its conflicts of law rules.

28.   Exclusive Jurisdiction. Each Shareholder hereby irrevocably consents and agrees that any legal action or proceeding with respect to this Agreement and any action for enforcement of any judgment in respect thereof may be brought solely in the courts of the State of Utah or the U.S. federal courts for the State of Utah located in Salt Lake City, Utah, and, by execution and delivery of this Agreement, each Shareholder hereby submits to and accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts from any appeal thereof. Each Shareholder further

irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof to the address set forth on the stock records of the Corporation. Each Shareholder hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing herein shall affect the right of the Corporation to serve process in any other manner permitted by law or to commence legal actions or proceedings or otherwise proceed against a Shareholder hereunder in any other jurisdiction.

29.   <u>Counterparts, Joinder Agreement and Statement of Acceptance</u>. This Agreement, including any Joinder Agreement and Statement of Acceptance, may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered by facsimile, electronic mail (e-mail) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and to be valid and effective for all purposes.

30.   <u>Electronic Signatures</u>. Each party hereto agrees that this Agreement, including any Joinder Agreement and Statement of Acceptance, may be entered into electronically and that any electronic signature, whether digital or encrypted, used by any party is intended to authenticate this Agreement and to have the same force and effect as a manual signature. For purposes of this Agreement, an electronic signature means any electronic symbol, designation or process attached to or logically associated with a record, contract, document or instrument and adopted by a party with the intent to sign such record, contract, document or instrument.

<p align="center">[Signature Page Follows]</p>

SLC_4032820.6

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date set forth above.

THE CORPORATION:

OGDEN'S OWN DISTILLERY, INC.

By:_____
Name: Steve Conlin
Title: President and Chief Executive Officer

THE PRINCIPAL SHAREHOLDERS:

_____
Steve Conlin

_____
Kelly G. Cardon

_____
Michael F. Coudreaut

_____
Dean E. Dandeneau

_____
Mitchel B. McKinlay

_____
Stuart K. Smith

_____
Michael Glasmann

_____
Tim Smith

_____
Andrew Jorgensen

[SIGNATURE PAGE TO AMENDED AND RESTATED SHAREHOLDERS AGREEMENT]

EXHIBIT A

PRINCIPAL SHAREHOLDERS

Shareholder	Number of Shares of Common Stock	Ownership Percentage
Steve Conlin	178,169	10.0095%
Kelly G. Cardon	178,169	10.0095%
Michael F. Coudreaut	178,169	10.0095%
Dean E. Dandeneau	127,146	7.1430%
Mitchel B. McKinlay	178,169	10.0095%
Stuart K. Smith	178,169	10.0095%
Michael Glasmann	178,169	10.0095%
Tim Smith	405,840	22.8000%
Andrew Jorgensen	178,000	10.0000%
TOTAL	**1,780,000**	**100.0000%**

EXHIBIT B

JOINDER AGREEMENT

       Reference is hereby made to the Amended and Restated Shareholders Agreement, dated as of March 15, 2019 (as further amended from time to time, the "Agreement"), by and among Ogden's Own Distillery Inc., a Utah corporation (the "Corporation"), and the shareholders of the Corporation listed as parties thereto. Pursuant to and in accordance with the Agreement, the undersigned hereby agrees that upon the execution of this Joinder Agreement, the undersigned shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed to be one of the shareholders thereunder for all purposes thereof. It is understood that this executed Joinder Agreement shall be attached to the Agreement and shall form a part thereof without any further action.

       Dated: _____

                              NEW SHAREHOLDER NAME:

                              _____

                              By: _____

                              Name: _____

                              Title (if applicable): _____

                              Address: _____

                                         _____

                              Email: _____

                              No. of Shares of Common Stock: _____

EXHIBIT C

STATEMENT OF ACCEPTANCE

      Reference is made to the Amended and Restated Shareholders Agreement (the "<u>Agreement</u>") dated effective as of March 15, 2019, by and among all of the then shareholders of Ogden's Own Distillery, Inc., a Utah corporation (the "<u>Corporation</u>"), and said Corporation. As a proposed recipient of shares covered by the Agreement, the undersigned hereby agrees that such shares upon receipt shall be subject to all of the terms and conditions of the Agreement and all rights and obligations thereunder arising prior to such receipt, that upon such receipt the undersigned shall be deemed automatically to have accepted all of the terms and conditions of the Agreement and that the undersigned shall thereafter be deemed to be a signatory party to the Agreement in the position of one of the shareholders of the Corporation. It is understood that this executed Statement of Acceptance shall be attached to the Agreement and shall form a part thereof without any further action.

      Dated: _____

NEW SHAREHOLDER NAME:

_____

By: _____

Name: _____

Title (if applicable): _____

Address: _____

_____

Email: _____

No. of Shares of Common Stock: _____